Exhibit 12.1
Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years ended December 31
	2004	2005	2006	2007	2008
Net Income (Loss) from operations as reported	$34,762	$66,713	$67,595	$73,914	$71,571
Add: Fixed charges	2,094	3,092	3,240	3,331	3,569

Earnings as defined	36,856	69,805	70,835	77,245	75,140

Fixed charges	2,094	3,092	3,240	3,331	3,569

Ratio of earnings to fixed charges(1)	17.6	22.6	21.9	23.2	21.1

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.